Code Advisors LLC

Statement of Financial Condition

December 31, 2020

Public Document

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (mm/dd/yy) AND ENDING **12/31/20** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 Front Street 2nd Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels **212-751-4422**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steven Machtinger _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Code Advisors LLC _____ , as of December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____



_____
Signature

_____
CEO
Title

See Attached California State Notary

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 5th day of February, 20 21, by Steven Machtinger
___________________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

YASUSHI KAJITA
Notary Public - California
Marin County
Commission # 2319665
My Comm. Expires Jan 24, 2024

(Seal) Signature ____________________

Code Advisors LLC

Table of Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to the Financial Statement 3–7

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Report of Independent Registered Public Accounting Firm

To the Member of
Code Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as Code Advisors LLC's auditor since 2012.
Walnut Creek, California
February 24, 2021

1

Code Advisors LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	2,690,434
Restricted certificate of deposit		253,500
Accounts receivable		125,000
Other assets		102,651
Leasehold improvements (net of $382,618 of accumulated depreciation)		483,687
Operating lease right-of-use asset		2,963,432
Total assets	$	6,618,704

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses		51,583
Due to affiliates		952,009
Other liabilities		3,000
Operating lease liability	$	3,493,227
Total liabilities		4,499,819

Member's equity

		2,118,885
Total liabilities and member's equity	$	6,618,704

The accompanying notes are an integral part of this financial statement.

2

Code Advisors LLC

Notes to the Financial Statement
December 31, 2020

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. From inception through December 31, 2018, the Company was owned by its sole member, Code Holdings LLC. Effective January 1, 2019, Code Holdings LP ("Holdings") became the sole member of Code Advisors LLC as part of a restructuring of Code Management LLC, former parent of Code Holdings LLC. The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and cash equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Revenue from contracts with customers
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The Company earns revenue from contracts with customers and other sources (principal transactions, interest and other). The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the client. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company can earn additional fees after a transaction is complete. These fees are contingent on certain events and the Company recognizes the fees when the contingency has been met.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2020

2. Significant Accounting Policies (continued)

Investment Banking Fees (continued)

Revenue from securities underwriting is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Consulting Fees

The Company generates revenue by providing consulting services to companies related to financing and business strategy. Revenue for consulting services is generally recognized during the contract period when performance deliverables or services are provided to the client.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. The Company's deferred revenue at January 1, 2020 was $ 899,999, and $0 at December, 31, 2020. Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment from a customer. The Company had receivables related to revenues from contracts with customers of $ 83,333 at January 1, 2020, and $125,000 at December 31, 2020.

Contract Costs

The Company recognizes revenue from customer expense reimbursements on a gross basis. Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2020.

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified accounts receivable as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective if required. The Company determined that no cumulative effective adjustment was required upon adoption.

The Company's conclusion that an allowance for credit losses was not required is based on the Company's expectation for the collectability of the accounts receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company's expectation is that the credit risk associated with accounts receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use asset and operating lease liability in the statement of financial condition. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the statement of financial condition. There were no finance leases at December 31, 2020.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2020

2. **Significant Accounting Policies (continued)**

Leases (continued)
Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. The discount rate used in determining the present value of leases is the Prime Rate.

The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. Income tax returns for the years from 2010 through 2019 are open to examination by tax authorities.

Foreign Currency
Foreign currency gains and losses are primarily the result of remeasuring assets and liabilities denominated in a currency other than the Company's functional currency.

Depreciation
The Company records leasehold improvements at cost. Leasehold improvements are depreciated over the 10- year term of the lease.

3. **Related Party Transactions**

The Company has overhead-sharing agreements with Code Management Company LP ("Management") and Holdings, both companies under common ownership. Management provides office space and pays most overhead expenses for the Company and Holdings provides payroll and employment expenses. The Company pays management fees to Management and Holdings as part of these agreements. At December 31, 2020, $876,472 was due to Holdings and $75,536 was due to Management. Both are included in due to affiliates on the statement of financial condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

4. **Restricted Certificate of Deposit**

In 2016, the Company established a $253,500 standby letter of credit with First Republic Bank as required under the terms of the lease obligation. The standby letter of credit is in place of the security deposit. Under the terms of the letter of credit, First Republic Bank has a continuing security interest in the restricted account included on the statement of financial condition. The letter of credit expired on March 16, 2021 but automatically renews annually through 2027.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2020

5. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating leases, for office space. The Company recognized a lease liability and a right of use ("ROU") asset as at January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has obligations as a lessee for New York office space for a 10-year term that expires in 2026. The Company's lease is principally a non-cancelable operating real estate lease. Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Statement of financial condition amounts related to leases at December 31, 2020:

Operating lease cost	$	577,307
Operating lease ROU asset	$	2,963,432
Operating lease liability	$	3,493,227
Remaining lease term		70 months
Discount rate		5.5%

The future minimum lease payments under the lease are as follows:

2021	$	760,526
2022		615,964
2023		632,903
2024		650,308
2025		668,191
2026		569,528
Total undiscounted lease payments		3,897,420
Less imputed interest		(404,193)
Total lease liability	$	3,493,227

A portion of the leased space is subleased to an unrelated party that began on May 14, 2018. The agreement was amended effective January 1, 2020 extending the lease to December 31, 2021.

Code Advisors LLC

Notes to the Financial Statement
December 31, 2020

6. **Risk Concentration**

   At December 31, 2020, 100% of accounts receivable was due from one client.

7. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to the greater of $100,000 or one fifteenth of aggregate indebtedness, both as defined. At December 31, 2020, the Company's net capital was $1,154,047, which exceeded the requirement by $1,051,621.

8. **Risks and Uncertainties**

   The global pandemic caused by Covid-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors. At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

9. **Subsequent Events**

   The Company has evaluated subsequent events through February 24, 2021, the date which the financial statements were issued.